

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

<u>Via E-Mail</u>
Yoel Eliyahu
Chief Executive Officer
Stella Blu, Inc.
270 Greyson Place
Teaneck, New Jersey, 07666

> **Re: Stella Blu, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2013**
> **File No. 333-190215**

Dear Mr. Eliyahu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on the cover page and elsewhere in the prospectus that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please revise your document to provide the following additional information:

- Describe how and when a company may lose emerging growth company status; and
- State your election under Section 107(b) of the JOBS Act:

    o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
    o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that

> comply with public company effective dates. Include a similar statement in your
> critical accounting policy disclosures.

> In addition, consider describing the extent to which any of these exemptions are available to
> you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Given your current assets and the nature of your operations, it appears that you are a shell company as defined in Securities Act Rule 405 of Regulation C. Accordingly, please disclose that you are a shell company on your prospectus cover page, or tell us why you believe this disclosure is not required. Please also discuss in an appropriate location of the prospectus the restrictions imposed on shell companies including the unavailability of Rule 144 of the Securities Act of 1933 for the resale of restricted securities and the adverse impact such restrictions may have on your ability to attract additional capital to implement your business plan or sustain operations. Review your related risk factor disclosure on page 14 to ensure that it conforms to your amended disclosures.

Cover Page

4. Please indicate in the initial paragraph that this offering constitutes the initial public offering of your common stock.

Prospectus Summary, page 4

5. Please disclose here, consistent with your disclosure elsewhere in the prospectus, that you have limited operations related solely to capital formation activities and that you have not generated any revenues to date. To the extent that you include statements regarding the future growth of the business, please ensure that any such statements reflect the uncertainty associated with your future plans and that your claims are supportable. For example, your statements on page 4 declare that you "will" develop your portfolios from patents whose rights you will obtain from third parties and that, when necessary, you "will" assist third parties in the further development of their patent portfolios without reflecting any of the uncertainty related to instituting your plans.

6. Please include, if true, a clear and unambiguous statement to the effect that you currently do not have any patents or license agreements and that you have not initiated any defensive enforcement actions or advise.

7. You make several references in the prospectus to "our industry" and "the industries in which we plan to do business." Please briefly describe here the industry or industries in which you

plan to operate and the technologies you intend to target.

Risk Factors, page 5

General

8.   The risk factors should generally be tailored to your current business conditions and accurately reflect, as applicable, your current development stage. Some of your risk factors, however, address risks and challenges that do not appear to be relevant to your current business conditions. For example, the challenges related to effectively managing your growth when you have limited business operations and have not yet generated revenues do not appear to be relevant to your business. Please review your risk factors and revise as necessary to ensure that they reflect the risks applicable to your business.

9.   We note that you currently have only forty shareholders of record; thus, it appears likely that you will have less than 300 shareholders following the completion of the offering. Please consider adding a risk factor that informs stockholders of the possibility that your reporting obligations may be suspended pursuant to Section 15(d) of the Securities Exchange Act due to a limited number of shareholders, and discusses the resultant risks in that event.

"We will need additional funding in the future…," page 5

10.   Expand your disclosures here and in your Capital Resources and Liquidity section to state the number of months your current cash resources will fund and the minimum capital needed to conduct operations in accordance with your business plan for a period of twelve months from the date of the prospectus.

" Our investments are subject to risks…" page 6

11.   Please revise this risk factor to describe in more specific terms the "particular investment" to which you refer.

Our revenues are unpredictable…," page 7

12.   Please revise the caption of this risk factor to reflect the fact that you do not have revenues.

"The requirements of being a public company may strain our resources…," page 12

13.   You state that you will be required to test your internal control procedures, and that your auditors will provide a report addressing these assessments. Please note that you will not be required to provide an auditor attestation report on your internal control over financial reporting for so long as you remain a smaller reporting company. Refer to Item 308(b) of Regulation S-K. We note your disclosures referencing this exemption, but you do not affirmatively state whether you intend to avail yourself of this exemption. Please revise to clarify your plans in this regard.

14.   Please disclose, if true, that management has not evaluated the effectiveness of either your internal control over financial reporting or your disclosure controls and procedures. In addition, disclose that management will not be required to provide a report on your internal control over financial reporting until the filing of your second annual report. Refer to Instruction 1 to Item 308 of Regulation S-K. Please also discuss resultant risks to investors.

"Our status as an emerging growth company…" page 12

15.   Consistent with comment 1 above, please disclose here whether you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).

"If our shares are quoted on the over-the-counter bulletin board…," page 12

16.   Please revise to clarify that regardless of your status on the OTCBB, upon effectiveness of the registration statement, pursuant to Section 15(d) of the Securities Exchange Act, you will be required to file periodic reports with the Commission. The estimated expenses associated with the preparation of these periodic reports should be stated in quantitative terms. Under a separately captioned risk factor, please discuss the risks to investors of investing in a Section 15(d) reporting company. For example, investors in Section 15(d) companies do not have the protections of the proxy rules, Section 16 short swing profit requirements, beneficial ownership reporting, institutional investment manager reporting rules, and third party tender offer rules.

"Voting control of our common stock is possessed by Yoel Eliyahu...," page 13

17.   Revise your risk factor to disclose the percentage of Mr. Eliyahu's ownership in your company.

Selling Stockholders, page 16

18.   Please indicate the nature of any position, office, or other material relationship, including familial relationships, which any of the selling security holders has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Description of Business, page 17

General

19.   Please expand your disclosure in the business section to discuss the effect of existing or probable governmental regulations on your business. In this regard, we note your extensive discussion in risk factors of legislation, regulations and rules implemented, or which may be implemented, by U.S and Israeli governmental and patent institutions such as the courts, the U.S. Congress, the U.S. Patent and Trademark Office, Israeli patent law, and the like. Refer to Item 101(h)(4)(x) of Regulation S-K.

Patent Monetization and Patent Assertion

Business Strategy, page 18

20.   Please revise your business strategy discussion to provide a more detailed description of your plan of operation for the next twelve months including your anticipated expenditures during that period. For each step necessary to implement your business plan, please provide an estimated timeline for completion. Refer to Item 101(a)(2) of Regulation S-K.

Sources of Target Business, page 18

21.   You state that you anticipate that target technology candidates will be brought to your attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Please expand your discussion to explain management's experience in soliciting these types of entities for the stated purposes.

22.   It appears that you should revise this list to name only those entities with which you have discussed relevant business opportunities or entered into negotiations. To the extent you have listed entities with which you have not had meaningful interaction concerning furthering your business, this disclosure does not appear to provide meaningful information to investors. A generalized discussion of the research institutions you intend to approach, but with which you have not had meaningful contacts, may be appropriate.

23.   You state on page 20 that according to Senna, the Israeli government will grant Senna $3 million for services that will be rendered to the academic colleges, and another US$4 million for all necessary patent & IP expenses required for the best in class inventions chosen by Senna. Please expand your discussion to describe your plans, and the corresponding challenges, associated with pursuing this opportunity. In addition, disclose the time period covered by the eight-year concession.

Established Deal Sourcing Network, page 20

24.   You refer to your established deal sourcing network. Please revise your disclosure to clarify why you believe that your deal sourcing network is already established.

Positioning, page 21

25.   We note your statement related to positioning. Please expand your disclosure to discuss with greater specificity the competitive business conditions in the patent monetization sector and the methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 22

26.   Please revise your liquidity discussion to disclose the number of months your current cash resources will fund and the minimum period of time that you will be able to conduct your planned operations using currently available capital resources and provide related and consistent risk factor disclosure. We refer you to the Liquidity and Capital Resources discussion in Section IV of SEC Release 33-8350 and Item 303(a)(1) of Regulation S-K for additional guidance.

Directors, Executive Officers, Promoters and Control Persons

Directors and Officers, page 23

27.   Please revise Mr. Eliyahu's business description to specify the business activities he was engaged in as a consultant during the past five years. Although you reference his background as a consultant and provide disclosures related to his professional experience, it is unclear whether this experience is specifically related to his consulting work during the past five years. Refer to Item 401(e) of Regulation S-K and revise accordingly.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

28.   We note that the auditor's opinion in the third paragraph does not include the period from December 14, 2009 (Inception) through December 31, 2012. Please revise the opinion accordingly.

Signatures, page 32

29.   Mr. Elihayu does not appear to have signed the registration statement in his own capacity or in his capacity as a director. Note that the Signatures section of Form S-1 requires that the registration statement be signed on behalf of the registrant on the one hand and by the officers and directors of the registrant on the other. Refer to Instruction 1 to the Signatures section of Form S-1 and provide conforming signatures in your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
Carl Sherer, Esq.
Rimon P.C.